Exhibit 1

Stock Symbol:	AEM (NYSE and TSX)	For further information:
Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS THIRD QUARTER 2011 RESULTS

Toronto (October 26, 2011) — Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) today reported a quarterly net loss of $81.6 million (or a loss of $0.48 per share) for the third quarter of 2011.  This result includes the $161.1 million ($0.95 per share) after-tax write off of the Company’s Goldex operation (as announced on October 19, 2011), a $32.7 million closure provision ($0.19 per share), stock option expense of $7.7 million ($0.05 per share), and the writedown of available for sale securities of $3.4 million ($0.02 per share), partly offset by a non-cash foreign currency translation gain of $21.4 million, or $0.13 per share.  Excluding these items would result in adjusted net income of $101.9 million, or $0.60 per share.  In the third quarter of 2010, the Company reported net income of $121.5 million, or $0.73 per share.  The lower net income in 2011 was largely due to the suspension and write off of the Company’s Goldex operation.

Third quarter 2011 cash provided by operating activities was a record $197.6 million ($213.5 million before changes in non-cash components of working capital), up from cash provided by operating activities of $156.8 million in the third quarter of 2010 ($170.9 million before changes in non-cash components of working capital).

The higher cash provided by operating activities in 2011 was primarily due to a 39% higher realized gold price and significantly higher byproduct metal revenue when compared to that realized in the third quarter of 2010.

“While the suspension of production at Goldex, one of our lowest cost mines, is extremely disappointing to the Agnico-Eagle team, our strategy remains unchanged and we will continue to focus on improving our business”, said Sean Boyd, Vice-Chairman and Chief Executive Officer.  “Although we had continued operating improvements in the quarter at Kittila and Meadowbank, there is still more work to do, particularly at Meadowbank where realized gold grades are still below plan”, added Mr. Boyd.

Third quarter 2011 highlights include:

•                  Record Cash Generation — quarterly cash provided by operating activities of $198 million, or $1.17 per share

•                  Record Nine Month Gold Production — produced 757,668 ounces

•                  Record gold production at Low Cost at Pinos Altos — 52,739 ounces at $295 total cash costs per ounce(1)

•                  Goldex Operations Suspended Indefinitely

(1)  Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to production costs, see Note 1 to the financial statements.  See also “Note Regarding Certain Measures of Performance”.

Payable gold production(2) in the third quarter of 2011 was 265,978 ounces compared to 285,178 ounces in the third quarter of 2010.  A description of the production and cost performance for each mine is set out further below.

The lower level of production in the 2011 period was largely due to the processing of lower grades at Meadowbank, LaRonde and Goldex.

Total cash costs for the third quarter of 2011 were $563 per ounce.  This compares with $423 per ounce in the third quarter of 2010.  The higher cost in 2011 was largely attributable to the 7% lower gold production and also higher total cash costs per ounce at Meadowbank, Kittila, Lapa and Goldex.  Each of these mines processed lower grades than in the prior year’s period.

For the first nine months of 2011, the Company produced a record 757,668 ounces of gold at total cash costs per ounce of $553.  This compares with the first nine months of 2010 when gold production was 731,138 ounces at total cash costs of $445 per ounce.  The higher gold production in 2011 is mainly due to a much stronger performance at Pinos Altos (much higher mill throughput following the installation of two more tailings filters, and the start up of the Creston Mascota mine), combined with better mill performance from Kittila and Meadowbank.  The higher total cash costs are largely a result of high costs at Meadowbank, Kittila, Lapa and Goldex, as mentioned above.

Mainly due to the suspension of operations at Goldex, Agnico-Eagle now expects production of approximately 1.01 million ounces of gold for the full year 2011 at total cash costs per ounce of approximately $575.  This compares with previous guidance of approximately 1.08 million ounces at total cash costs per ounce of $495.  The higher total cash cost reflects the loss of the relatively lower cost Goldex mine combined with high costs which continue to be realized at Meadowbank.

Take-Over Bid for Grayd Resource Corporation

On October 19, 2011, Agnico-Eagle and Grayd Resource Corporation (“Grayd”) amended the acquisition agreement dated September 19, 2011 and Agnico-Eagle amended the offer (the “Offer”) dated October 13, 2011 made by Agnico-Eagle for all of the outstanding shares of Grayd to increase the maximum amount of cash available under the Offer to approximately C$183 million (from approximately C$92 million).  The maximum number of common shares of Agnico-Eagle available for issuance under the Offer is unchanged at approximately 2.7 million (based on the number of Grayd shares outstanding on a fully-diluted basis as at September 19, 2011).  A notice of change and variation of the Offer was mailed to shareholders of Grayd on October 21, 2011.  The expiry time of the Offer remains unchanged at 5:00 p.m. (Toronto time) on November 18, 2011, unless the Offer is extended or withdrawn.

(2)  Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

Third Quarter 2011 Results Conference Call and Webcast Tomorrow

The Company’s senior management will host a conference call on Thursday, October 27, 2011 at 11:00 AM (E.D.T.) to discuss financial results and provide an update of the Company’s exploration and development activities.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnico-eagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3415 or Toll-free 800-814-4861.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-640-1917 or Toll-free 877-289-8525, access code 4403803#.

The conference call replay will expire on November 27, 2011.

The webcast along with presentation slides will be archived for 180 days on the website.

Cash Position Remains Strong

Cash and cash equivalents decreased to $116.7 million at September 30, 2011 from the June 30, 2011 balance of $139.0 million as capital expenditures and investing activities exceeded the cash provided by operating activities during the quarter.

Capital expenditures in the third quarter of 2011 were $164.0 million, including $45.0 million at Meliadine, $43.6 million at Meadowbank, $23.3 million at LaRonde, $22.9 million at Kittila, $16.0 million on Goldex, $6.7 million at Pinos Altos and $4.3 million at Lapa.

With its current cash balances, anticipated cash flows and available bank lines, management believes that Agnico-Eagle remains fully funded for the development and exploration of its current pipeline of gold projects in Canada, Finland, Mexico and the USA.

Available bank lines as of September 30, 2011 were approximately $1.12 billion.

LaRonde Mine — Strong Cash Flow Generation Continues

The LaRonde mill processed an average of 6,517 tonnes per day in the third quarter of 2011, compared with an average of 6,872 tpd in the corresponding period of 2010.  The lower throughput was largely due to some scheduled maintenance downtime, an unplanned 56 hour shutdown of the concentrate filter press and also due to low ore availability.  The low ore availability resulted mainly from the mining of smaller stopes near the higher stress extremities of the orebody.

Minesite costs per tonne(3) were approximately C$88 in the third quarter of 2011.  These costs are higher than the C$74 per tonne experienced in the third quarter of 2010.  The increase is largely due to the lower throughput in 2011, as discussed above.

(3)  Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce were minus $270 in the third quarter of 2011 on payable production of 29,069 ounces of gold.  This compares with the third quarter of 2010 when total cash costs per ounce were minus $298 on production of 37,832 ounces of gold.  The higher costs and lower gold production in the 2011 period are largely related to the planned mining of lower grade areas for much of the year but also due to higher than expected dilution near the extremities of the orebody (18% lower grade in the 2011 period) and due to the lower third quarter 2011 throughput, as discussed above.  Higher grades are scheduled for late in the fourth quarter of 2011 with the first production from the higher grade LaRonde Extension.

Payable production was 93,487 ounces of gold at total cash costs of minus $21 per ounce in the first nine months of 2011.  This compares with 124,401 ounces at $69 per ounce in the first nine months of 2010.  The lower production is mainly due to the processing of lower grades and throughput in 2011 as discussed above.  The lower total cash costs in 2011 are largely the result of the mine focusing on byproduct production and the associated revenues during the year, which reduces the overall total cash cost per ounce for the Company as a whole.

Goldex Mine — Production Suspended Indefinitely on October 19

As discussed in the Company’s press release of October 19, 2011, the Goldex mine has been suspended indefinitely due to suspected rock subsidence in the hangingwall above the GEZ orebody.  Monitoring, investigation and remediation work will continue with the hope of one day re-opening the mine.  However, there is no assurance that this will occur.  The Goldex reserves will be reclassified into mineral resources.

The focus of future investigation and remediation work will be in securing the infrastructure in the area, detailed investigation into the mechanisms of the failure and installing further instrumentation for monitoring of the situation.

The Goldex mill processed an average of 8,223 tpd in the third quarter of 2011.  During the third quarter of 2010, the plant processed an average of approximately 7,893 tpd.

Minesite costs per tonne at Goldex were approximately C$22 in the third quarter of 2011, essentially unchanged from the C$21 incurred in the third quarter of 2010 as higher throughput helped offset general inflation in the industry.

Payable gold production in the third quarter of 2011 was 40,224 ounces at total cash costs per ounce of $411.  This compares to third quarter 2010 gold production of 50,672 ounces at total cash costs per ounce of $288.  The decrease in gold production was due to the mining of lower grade material during the 2011 period which also negatively impacted the total cash costs per ounce.

Payable production was 120,722 ounces of gold in the first nine months of 2011 at total cash costs of $408 per ounce.  This compares with 141,275 at total cash costs of $325 per ounce in the first nine months of 2010.  The lower production and higher costs are mainly due to the processing of lower grades in 2011 as discussed above.

Kittila Mine — Cost Reduction Progressing

The Kittila mill processed an average of 3,196 tpd in the third quarter of 2011.  In the third quarter of 2010, the Kittila mill processed 3,067 tpd.  The mill is consistently achieving its steady-state design operating rate of 3,000 tpd.

Gold recoveries in the third quarter of 2011 were 83.5%, essentially at the design rate of 83%.  This compares with the third quarter of 2010 when the recoveries were approximately 81.1%.  This improvement in mill recovery was largely due to improvements in the understanding of the metallurgy and in the operation of the autoclave.

Minesite costs per tonne at Kittila were approximately €66 in the third quarter of 2011, compared to €58 in the third quarter of 2010.  The increase in minesite costs was largely due to cost pressure on items such as fuel and electricity costs, material costs underground and high contractor costs.  However, the 2011 level is significantly lower than the €79 realized in the second quarter of 2011.  Further efforts to reduce the minesite cost per tonne are ongoing.

Third quarter 2011 gold production at Kittila was 37,924 ounces with a total cash cost per ounce of $694.  In the third quarter of 2010 the mine produced 40,344 ounces at total cash costs per ounce of $519.  The lower gold production was due to the mining of lower grades.  The higher costs were largely the result of the cost issues mentioned above.  Total cash costs per ounce were also unfavorably impacted by a weaker US dollar (US dollar per Euro of 1.29 in Q3 2010 versus 1.41 in Q3 2011).

The third quarter 2011 total cash cost per ounce of $694 was a significant improvement over the second quarter 2011 level of  $850.  Further efforts to reduce the total cash cost per ounce are underway.

For the first nine months of 2011, payable gold production was 109,052 at total cash costs per ounce of $736.  This compares with 96,484 ounces at total cash costs of $603 in the corresponding period in 2010.  The higher gold production in 2011 was not able to fully offset the cost pressure at the mine, resulting in the higher total cash costs.  Additionally, the relative strength of the Euro negatively impacted the total cash costs in the first nine months of 2011, as discussed above.

Lapa — Record Quarterly Throughput

The Lapa circuit at the LaRonde mill processed an average of 1,858 tpd, a quarterly record, in the third quarter of 2011.  This compares with an average of 1,573 tonnes per day in the third quarter of 2010 as Lapa continues to exceed its design throughput of 1,500 tpd.

Minesite costs per tonne were C$107 in the third quarter of 2011, compared to C$105 in the third quarter of 2010.  The lower cost is largely due to the increased throughput.

Payable production in the third quarter of 2011 was 27,881 ounces of gold at total cash costs per ounce of $657.  This compares with the third quarter of 2010, when production was 27,688 ounces of gold at total cash costs per ounce of $509.  The increase in costs is largely due to a decrease in grade due to higher than planned dilution (difficult ground in the western side of the deposit) which largely offset the positive impact of the higher throughput.  Additionally, higher than expected concentrations of antimony and arsenic in the ore reduced mill recoveries below plan.

For the first nine months of 2011, payable gold production was 83,347 at total cash costs per ounce of $629.  This compares with 88,168 ounces at total cash costs of $517 in the corresponding period in 2010.  The lower gold production in 2011 and the higher total cash costs were largely the result of processing lower grades, as discussed above.

Pinos Altos — Record Gold Production

The Pinos Altos mill processed a record average of 4,959 tpd in the third quarter of 2011.  This compares with 3,863 tonnes per day in the third quarter of 2010.  The mill is now routinely performing at process rates above the initial design capacity of 4,000 tpd following the installation of two additional tailings filters in the third and fourth quarters of 2010.

Minesite costs per tonne were $27 in the third quarter of 2011, compared to $42 in the third quarter of 2010.  These lower costs were largely the result of the higher tonnage mined and milled combined with the higher proportions of heap leach ore being processed due to the onset of operations at Creston Mascota.

Payable production in the third quarter of 2011 was a record 52,739 ounces of gold at total cash costs per ounce of $295, including the satellite Creston Mascota operation.  This compares with production of 35,248 ounces at a total cash cost of $558 in the third quarter of 2010.  The higher gold production and lower costs are largely due to the ramp up of Creston Mascota and the increased mill throughput.

The first gold production from Creston Mascota occurred during the fourth quarter of 2010.  In the third quarter of 2011, payable gold production from this heap leach operation was 11,741 ounces (included in the Pinos Altos total above).  Commercial production at Creston Mascota was achieved on March 1, 2011.

For the first nine months of 2011, payable gold production was a record 151,806 at total cash costs per ounce of $302.  This compares with 91,141 ounces at total cash costs of $451 for the corresponding period in 2010.  The higher gold production and lower costs are largely a result of the increased mill throughput and contributions from Creston Mascota.

The underground mine at Pinos Altos operated at approximately 3,300 tonnes per day during the third quarter of 2011, the first such period with underground mine production in excess of its initial design capacity of approximately 3,000 tpd.  Due to this performance,  the improved mill capacity and the increased underground ore reserve tonnage at Pinos Altos, the Company is evaluating alternatives with respect to increasing the underground mine capacity either through an additional production ramp or via a production shaft.    The study is expected to be completed near the end of 2011.

Meadowbank — Record Mill Throughput, But Dilution and Cost Issues Remain

The Meadowbank mill processed a record average of 9,414 tpd in the third quarter of 2011.  This compares with the third quarter of 2010 when the mine processed approximately

6,918 tpd.  The increase in throughput was largely due to the commissioning of the permanent secondary crusher in June 2011.

Minesite costs per tonne were C$93 in the third quarter of 2011 as compared to the third quarter of 2010 when minesite costs per tonne were C$102.  The lower costs in the 2011 period are largely due to the increase in the mill throughput and increased productivity in the pit.  However, the minesite costs remain above budget.  Initiatives to reduce these unit costs include improvements in equipment maintenance.  Equipment availabilities have improved to approximately 60% towards the target of 80%.  The mine is incurring additional costs to catch up on maintenance and winterizing the fleet to minimize the issues experienced last winter.

Payable production in the third quarter of 2011 was 78,141 ounces of gold at total cash costs per ounce of gold of $1033.  This compares with payable production of 93,395 ounces at total cash costs of $671 per ounce in the third quarter of 2010.  The decrease in gold ounces and increase in cost was largely due to the higher than expected minesite costs per tonne and the mining of 38% lower grades in the 2011 period.  The main reason for lower grades was ongoing dilution issues first identified during the second quarter of 2011. However, delays in waste removal also postponed access to higher grade ore.

For the first nine months of 2011, payable gold production was a record 199,254 at total cash costs per ounce of $969.  This compares with 189,669 ounces at total cash costs of $664 in the corresponding period in 2010.  The higher gold production in 2011 was mainly due to higher mill throughput, but partly offset by the mining of 32% lower grades in 2011.  The higher total cash costs were partly due to the low grades, but also due to the high minesite costs, as discussed above.

Dividend Record and Payment Dates for the Remainder of 2011

Record Date	Payment Date
December 1	December 15

Dividend Reinvestment Program

Please follow the link below for information on the Company’s dividend reinvestment program.

DividendReinvestmentPlan

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholder’s exposure to gold, on a per share basis.  It has paid a cash dividend for 29 consecutive years.  www.agnico-eagle.com

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis, Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Gross mine profit (exclusive of amortization shown below) (Note 1)
LaRonde	$59,081	$48,722	$154,081	$137,723
Goldex	48,974	44,349	136,046	113,408
Lapa	28,286	17,764	75,201	59,241
Kittila	34,751	26,838	81,516	54,933
Pinos Altos (Note 2)	65,777	15,089	165,604	50,346
Meadowbank	46,478	49,042	105,337	86,392
Total gross mine profit	283,347	201,804	717,785	502,043
Amortization	67,104	48,145	188,268	122,651
Loss on Goldex Mine	298,183	—	298,183	—
Corporate	28,644	(9,818)	159,790	66,092
Income before tax	(110,584)	163,477	71,544	313,300
Tax provision	(28,970)	42,016	39,069	69,147
Net earnings	$(81,614)	$121,461	$32,475	$244,153
Net earning per share	$(0.48)	$0.73	$0.19	$1.52
Operating cash flow	$197,570	$156,829	$531,434	$392,894
Realized price per sales volume (US$):
Gold (per ounce)	$1,717	$1,235	$1,551	$1,192
Silver (per ounce)	$37.37	$20.53	$37.33	$19.27
Zinc (per tonne)	$2,166	$2,151	$2,267	$2,088
Copper (per tonne)	$8,561	$8,689	$9,105	$7,572
Payable production:
Gold (ounces)
LaRonde	29,069	37,832	93,487	124,401
Goldex	40,224	50,672	120,722	141,275
Lapa	27,881	27,688	83,347	88,168
Kittila	37,924	40,344	109,052	96,484
Pinos Altos (Note 2)	52,739	35,248	151,806	91,141
Meadowbank	78,141	93,395	199,254	189,669
Total gold (ounces)	265,978	285,178	757,668	731,138
Silver (000s ounces)
LaRonde	968	1,080	2,384	2,815
Pinos Altos (Note 2)	485	290	1,343	760
Meadowbank	16	18	42	32
Total silver (000s ounces)	1,469	1,388	3,769	3,607
Zinc (tonnes)	15,684	14,915	42,303	47,604
Copper (tonnes)	731	1,181	2,214	3,289
Payable metal sold:
Gold (ounces — LaRonde)	26,729	36,979	92,777	123,885
Gold (ounces — Goldex)	37,380	49,117	120,839	135,290
Gold (ounces — Lapa)	27,955	25,846	83,480	91,959
Gold (ounces — Kittila)	36,745	41,655	107,237	100,917
Gold (ounces — Pinos Altos) (Note 2)	54,297	31,759	148,628	83,358
Gold (ounces — Meadowbank)	74,416	93,495	195,111	170,780
Total gold (ounces)	257,522	278,851	748,072	706,189
Silver (000s ounces — LaRonde)	901	1,052	2,306	2,711
Silver (000s ounces — Pinos Altos) (Note 2)	475	244	1,312	731
Silver (000s ounces — Meadowbank)	7	18	42	32
Total silver (ounces)	1,383	1,314	3,660	3,474
Zinc (tonnes)	18,032	14,388	42,983	44,354
Copper (tonnes)	738	1,193	2,216	3,283
Total cash costs per ounce of gold (Note 3):
LaRonde	$(270)	$(298)	$(21)	$69
Goldex	$411	$288	$408	$325
Lapa	$657	$509	$629	$517
Kittila	$694	$519	$736	$603
Pinos Altos	$295	$558	$302	$451
Meadowbank	$1,033	$671	$969	$664
Weighted average total cash costs per ounce	$563	$423	$553	$445

Note 1

Gross mine profit is calculated as total revenues from all metals, by mine, minus total production costs, by mine.

Note 2

The Creston Mascota operation at Pinos Altos achieved commercial production as of March 1, 2011. All payable production ounces are post commercial production as they were sold after March 1, 2011.

Note 3

Total cash costs per ounce of gold is calculated net of silver, copper, zinc and other byproduct credits. The weighted average total cash cost per ounce is based on commercial production ounces.  Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to production costs, see Note 1 to the financial statements.  See also “Note Regarding Certain Measures of Performance”.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at September 30, 2011	As at December 31, 2010
ASSETS
Current
Cash and cash equivalents	$116,670	$104,645
Trade receivables	83,095	112,949
Inventories:
Ore stockpiles	52,277	67,764
Concentrates	77,969	50,332
Supplies	206,096	149,647
Other current assets	261,427	188,885
Total current assets	797,534	674,222
Other assets	52,604	61,502
Goodwill	200,064	200,064
Property, plant and mine development	4,493,849	4,564,563
	$5,544,051	$5,500,351
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$237,076	$170,967
Dividends payable	26,929	108,009
Interest payable	19,855	9,743
Income taxes payable	9,927	14,450
Fair value of derivative financial instruments	17,308	142
Total current liabilities	311,095	303,311
Long term debt	650,000	650,000
Reclamation provision and other liabilities	183,120	145,536
Future income and mining tax liabilities	677,072	736,054

Shareholders’ equity
Common shares
Authorized — unlimited
Issued — 169,428,365 (December 31, 2010 — 168,763,496)	3,117,067	3,078,217
Stock options	110,127	78,554
Warrants	24,858	24,858
Contributed surplus	15,164	15,166
Retained earnings	472,740	440,265
Accumulated other comprehensive income	(17,192)	28,390

Total shareholders’ equity	3,722,764	3,665,450
	$5,544,051	$5,500,351

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010

REVENUES
Revenues from mining operations	$520,537	$398,478	$1,366,296	$983,517
Interest and sundry income	(1,724)	66,868	632	74,183
Gain (loss) on sale and write-down of available-for-sale securities	(3,402)	7,839	1,412	8,185
	515,411	473,185	1,368,340	1,065,885
COSTS AND EXPENSES
Production	237,190	196,674	648,511	481,474
Exploration and corporate development	9,610	19,491	43,877	39,950
Amortization	67,104	48,145	188,268	122,651
Loss on Goldex mine	298,183	—	298,183	—
General and administrative	20,410	19,925	79,684	71,595
Provincial capital tax	—	(6,934)	—	(6,779)
Interest	14,918	14,722	42,915	34,535
Foreign currency (gain) loss	(21,420)	17,685	(4,642)	9,159
Income (loss) before income, mining and federal capital taxes	(110,584)	163,477	71,544	313,300
Income and mining tax (benefit) expense	(28,970)	42,016	39,069	69,147

Net income (loss) for the period	$(81,614)	$121,461	$32,475	$244,153

Net income (loss) per share — basic	$(0.48)	$0.73	$0.19	$1.52
Net income (loss) per share — diluted	$(0.47)	$0.71	$0.19	$1.49

Weighted average number of shares outstanding (in thousands)
Basic	169,238	167,461	169,055	160,353
Diluted	172,654	170,679	172,646	163,342

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Operating activities
Net income (loss) for the period	$(81,614)	$121,461	$32,475	$244,153
Add (deduct) items not affecting cash:
Amortization	67,104	48,145	188,268	122,651
Future income and mining taxes	(73,348)	33,176	(47,434)	46,702
(Gain) loss on sale and write-down of available-for-sale securities and derivative financial instruments	6,062	(5,407)	(900)	(9,582)
Reversal of MTM gain - Comaplex	—	(64,508)	—	(64,508)
Loss on Goldex mine	298,183	—	298,183	—
Amortization of deferred costs and other	(2,862)	38,011	51,576	62,892
Changes in non-cash working capital balances
Trade receivables	(18,274)	(18,459)	29,854	9,757
Income taxes payable	6,971	(14,443)	(5,536)	252
Inventories	(12,631)	(30,303)	(66,893)	(71,912)
Other current assets	(19,251)	(5,179)	(24,310)	(25,964)
Interest payable	10,047	9,692	10,112	17,915
Accounts payable and accrued liabilities	17,183	44,643	66,039	60,538
Cash provided by operating activities	197,570	156,829	$531,434	392,894

Investing activities
Additions to property, plant and mine development	(164,003)	(174,058)	(375,254)	(403,638)
Acquisition, investments and other	(83,533)	12,205	(81,488)	7,296
Cash used in investing activities	(247,536)	(161,853)	(456,742)	(396,342)

Financing activities
Dividends paid	(23,571)	—	(72,704)	(26,830)
Repayment of capital lease and other	(2,564)	(2,664)	(9,803)	(12,776)
Proceeds from long term debt	125,000	70,000	205,000	1,271,000
Repayment of long term debt	(75,000)	(90,000)	(205,000)	(1,271,000)
Sales-leaseback financing	—	3,856	—	6,861
Credit facility financing cost	(2,494)	(187)	(2,494)	(12,675)
Proceeds from common shares issued	7,735	19,526	23,085	33,883
Cash provided by (used in) financing activities	29,106	531	(61,916)	(11,537)

Effect of exchange rate changes on cash and cash equivalents	(1,429)	(177)	(751)	(492)

Net increase (decrease) in cash and cash equivalents during the period	(22,289)	(4,670)	12,025	(15,477)
Cash and cash equivalents, beginning of period	138,959	152,786	104,645	163,593

Cash and cash equivalents, end of period	$116,670	$148,116	$116,670	$148,116
Other operating cash flow information:
Interest paid during the period	$5,439	$3,534	$31,743	$16,964
Income, mining and capital taxes paid during the period	$39,720	$16,028	$89,476	$17,525

Note 1  The following tables provide a reconciliation, on an individual mine basis, of the total cash costs per ounce of gold produced and minesite costs per tonne to production costs as set out the interim consolidated financial statements:

Total Cash Costs per Ounce of Gold By Mine

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Total Production costs per Consolidated Statements of Income	$237,190	$196,674	$648,511	$481,474

Attributable to LaRonde	55,125	47,320	157,467	139,407
Attributable to Goldex	15,029	14,518	49,260	44,787
Attributable to Lapa	17,681	14,298	51,765	48,507
Attributable to Kittila	27,414	24,387	81,875	65,505
Attributable to Pinos Altos	40,081	28,701	109,073	61,087
Attributable to Meadowbank	81,860	67,450	199,071	122,181
Total	$237,190	$196,674	$648,511	$481,474

LaRonde

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs	$55,125	$47,320	$157,467	$139,407
Adjustments:
Byproduct revenues	(61,206)	(56,911)	(159,701)	(132,779)
Inventory adjustment(i)	(637)	(1,352)	2,816	2,915
Non-cash reclamation provision	(1,132)	(334)	(2,516)	(1,006)
Cash operating costs	$(7,850)	$(11,277)	$(1,934)	$8,537
Gold production (ounces)	29,069	37,832	93,487	124,401
Total cash costs (per ounce)(iii)	$(270)	$(298)	$(21)	$69

Goldex

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs	$15,029	$14,518	$49,260	$44,787
Adjustments:
Byproduct revenues	(68)	(7)	126	(22)
Inventory adjustment(i)	1,591	155	58	1,266
Non-cash reclamation provision	(24)	(54)	(137)	(162)
Cash operating costs	$16,528	$14,612	$49,307	$45,869
Gold production (ounces)	40,224	50,672	120,722	141,275
Total cash costs (per ounce)(iii)	$411	$288	$408	$325

Lapa

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs	$17,681	$14,298	$51,765	$48,507
Adjustments:
Byproduct revenues	91	(11)	314	(38)
Inventory adjustment(i)	556	(189)	348	(2,853)
Non-cash reclamation provision	(6)	(14)	(36)	(43)
Cash operating costs	$18,322	$14,084	$52,391	$45,573
Gold production (ounces)	27,881	27,688	83,347	88,168
Total cash costs (per ounce)(iii)	$657	$509	$629	$517

Kittila

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs	$27,414	$24,387	$81,875	$65,505
Adjustments:
Byproduct revenues	22	(50)	114	(80)
Inventory adjustment(i)	(696)	(3,323)	1,381	(7,026)
Non-cash reclamation provision	(35)	(93)	(140)	(257)
Stripping (capitalized vs expensed) (ii)	(375)	—	(3,018)	—
Cash operating costs	$26,330	$20,921	$80,212	$58,142
Gold production (ounces)	37,924	40,344	109,052	96,484
Total cash costs (per ounce)(iii)	$694	$519	$736	$603

Pinos Altos (includes Creston Mascota)

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs	$40,081	$28,701	$109,073	$61,087
Adjustments:
Byproduct revenues	(16,105)	(6,426)	(47,094)	(14,998)
Inventory adjustment(i)	(2,339)	2,252	3,650	2,629
Non-cash reclamation provision	(356)	(214)	(986)	(643)
Stripping (capitalized vs expensed) (ii)	(5,698)	(4,650)	(18,788)	(6,936)
Cash operating costs	$15,583	$19,663)	$45,855	$41,139
Gold production (ounces)	52,739	35,248	151,806	91,141
Total cash costs (per ounce)(iii)	$295	$558	$302	$451

Meadowbank

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs	$81,860	$67,450	$199,071	$122,181
Adjustments:
Byproduct revenues	(420)	(334)	(1,264)	(592)
Inventory adjustment(i)	2,905	(3,526)	5,591	7,965
Non-cash reclamation provision	(426)	(384)	(1,265)	(878)
Stripping (capitalized vs expensed) (ii)	(3,190)	(512)	(9,140)	(3,478)
Cash operating costs	$80,729	$62,694	$192,993	$125,198
Gold production (ounces)	78,141	93,395	199,254	188,586
Total cash costs (per ounce)(iii)	$1,033	$671	$969	$664

Minesite Cost per Tonne

LaRonde

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs	$55,125	$47,320	$157,467	$139,407
Adjustments: Inventory adjustments (iv)	(289)	(1,352)	2,173	2,915
Non-cash reclamation provision	(1,132)	(334)	(2,516)	(1,006)
Minesite operating costs (US$)	$53,704	$45,634	$157,124	$141,316
Minesite operating costs (C$)	$52,969	$46,592	$153,585	$145,432
Tonnes of ore milled (000s)	600	632	1,784	1,956
Minesite cost per tonne (C$) (v)	$88	$74	$86	$74

Goldex

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs	$15,029	$14,518	$49,260	$44,787
Adjustments: Inventory adjustments (iv)	1,610	155	429	1,266
Non-cash reclamation provision	(24)	(54)	(137)	(162)
Minesite operating costs (US$)	$16,615	$14,619	$49,552	$45,891
Minesite operating costs (C$)	$16,320	$15,178	$48,305	$47,379
Tonnes of ore milled (000s)	756	726	2,240	2,060
Minesite cost per tonne (C$) (v)	$22	$21	$22	$23

Lapa

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs	$17,681	$14,298	$51,765	$48,508
Adjustments: Inventory adjustments (iv)	645	(189)	677	(2,853)
Non-cash reclamation provision	(6)	(14)	(36)	(43)
Minesite operating costs (US$)	$18,320	$14,095	$52,406	$45,611
Minesite operating costs (C$)	$18,322	$15,131	$51,251	$47,000
Tonnes of ore milled (000s)	171	145	473	412
Minesite cost per tonne (C$) (v)	$107	$105	$108	$114

Kittila

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs	$27,414	$24,387	$81,875	$65,505
Adjustments: Inventory adjustments (iv)	(696)	(3,323)	1,381	(7,026)
Non-cash reclamation provision	(35)	(93)	(140)	(257)
Stripping (capitalized vs expensed)(ii)	(375)	—	(3,018)	—
Minesite operating costs (US$)	$26,308	$20,971	$80,098	$58,222
Minesite operating costs (EUR)	€19,329	€16,402	€57,434	€44,428
Tonnes of ore milled (000s)	294	282	789	719
Minesite cost per tonne (EUR) (v)	€66	€58	€73	€62

Pinos Altos (includes Creston Mascota)

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs	$40,081	$28,701	$109,073	$61,087
Adjustments: Inventory adjustments (iv)	(3,348)	2,252	1,535	2,629
Non-cash reclamation provision	(356)	(214)	(986)	(643)
Stripping (capitalized vs expensed)(ii)	(5,698)	(4,650)	(18,788)	(6,936)
Minesite operating costs (US$)	$30,679	$26,089	$90,834	$56,137
Tonnes of ore processed (000s)	1,159	616	3,306	1,620
Minesite cost per tonne (US$) (v)	$27	$42	$28	$35

Meadowbank

(thousands of dollars, except where noted)	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Production costs	$81,860	$67,450	$199,071	$122,181
Adjustments: Inventory adjustments (iv)	3,061	(3,526)	7,026	7,965
Non-cash reclamation provision	(426)	(384)	(1,265)	(878)
Stripping (capitalized vs expensed)(ii)	(3,190)	(512)	(9,140)	(3,479)
Minesite operating costs (US$)	$81,305	$63,028	$195,692	$125,789
Minesite operating costs (C$)	$80,333	$65,064	$192,514	$130,050
Tonnes of ore milled (000s)	866	636	2,162	1,370
Minesite cost per tonne (C$) (v)	$93	$102	$89	$95

(i)

Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)

The Company has decided to report total cash costs using the more common industry practice of deferring certain stripping costs that can be attributed to future production.  The methodology is in line with the Gold Institute Production Cost Standard.  The purpose of adjusting for these stripping costs is to enhance the comparability of cash costs to the majority of the Company’s peers within the mining industry.  The previous period’s cash costs have been adjusted accordingly also.

(iii)

Total cash cost per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)	This inventory adjustment reflects production costs associated with unsold concentrates.

(v)

Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Note Regarding Certain Measures of Performance

This press release presents measures including “total cash costs per ounce” and “minesite costs per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year-over-year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. A reconciliation of the Company’s total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out in Note 1 to the financial statements of the Company for the period ended December 31, 2010 contained herein.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-President Project Development and a “Qualified Person” for the purposes of NI 43-101.

Forward-Looking Statements

The information in this news release has been prepared as at July 27, 2011. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, orebody configurations, metal production, life of mine trends, production estimates, the estimated timing of scoping and other studies, the methods by which ore will be extracted or processed, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, equipment failures, accidents, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United  States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Form 20-

F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.

U.S. Investors

This news release does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Grayd or Agnico-Eagle made to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended).  On October 13, 2011, Agnico-Eagle filed with the “SEC” a Registration Statement on Form F-80, which includes the Offer and take-over bid circular and other Offer documents, and on October 21, 2011,  Agnico-Eagle filed  with the SEC an amendment to the Form F-80 containing a notice of change and variation to the Offer.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DISCLOSURE DOCUMENTS FILED BY AGNICO-EAGLE FROM TIME TO TIME WITH THE SEC REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  The Offer and take-over bid circular and the notice of change and variation  have been sent to shareholders of Grayd. Investors may also obtain a free copy of the Offer documents filed by Agnico-Eagle from time to time with the SEC at the SEC’s website at www.sec.gov. INVESTORS AND SECURITY HOLDERS SHOULD READ THE OFFER DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.